

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:





- Securities Act Rule 801 (Rights Offering) ☒
- Securities Act Rule 802 (Exchange Offer) ☐
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒

Aberdeen Asset Management PLC

(Name of Subject Company)

Not applicable

(Translation of Subject Company's Name into English (if applicable))

Scotland

(Jurisdiction of Subject Company's Incorporation or Organization)

Aberdeen Asset Management PLC

(Name of Person(s) Furnishing Form)

Ordinary Shares par value 10p each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Scott Edward Massie
Company Secretary
Aberdeen Asset Management PLC
10 Queen's Terrace
Aberdeen, AB10 Y1G Scotland UK
011-44-(0)1224-631999

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 12, 2005

(Date Tender Offer / Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities or published in the home jurisdiction of Aberdeen Asset Management PLC (the "Company") and are required to be disseminated to U.S. security holders or published in the United States:

- Prospectus of the Company dated August 12, 2005, a copy of which was furnished as Exhibit I.(1) to the Form CB of the Company dated August 15, 2005 (the "Form CB") and is incorporated herein by reference;

- Circular of the Company dated August 12, 2005, a copy of which was furnished as Exhibit I.(2) to the Form CB and is incorporated herein by reference; and

- Provisional Allotment Letter of the Company dated August 31, 2005, a copy of which is furnished as Exhibit I.(3) to this Amendment No. 1 to the Form CB.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 801(b) under the Securities Act of 1933, as amended, is included in (i) the Prospectus furnished as Exhibit I.(1) to the Form CB and incorporated herein by reference, (ii) the Circular furnished as Exhibit I.(2) to the Form CB and incorporated herein by reference, and (iii) the Provisional Allotment Letter furnished as Exhibit I.(3) to this Amendment No. 1 to the Form CB.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(a) The following documents have been made publicly available in connection with the transaction in accordance with the requirements of the Company's home jurisdiction but need not be disseminated to security holders:

- Press Release of the Company dated August 12, 2005, a copy of which was furnished as Exhibit II.(1) to the Form CB and is incorporated herein by reference.

(b) The following documents are incorporated by reference into the home jurisdiction documents:

- Annual Report and Accounts 2002 of the Company, a copy of which was furnished as Exhibit II.(2) to the Form CB and is incorporated herein by reference; and

- Annual Report and Accounts 2003 of the Company, a copy of which was furnished as Exhibit II.(3) to the Form CB and is incorporated herein by reference; and

- Interim Report and Accounts 2004 of the Company, a copy of which was furnished as Exhibit II.(4) to the Form CB and is incorporated herein by reference; and

- Annual Report and Accounts 2004 of the Company, a copy of which was furnished as Exhibit II.(5) to the Form CB and is incorporated herein by reference; and

- Interim Report and Accounts 2005 of the Company, a copy of which was furnished as Exhibit II.(6) to the Form CB and is incorporated herein by reference; and

- Listing Particulars of the Company dated October 3, 2003, a copy of which was furnished as Exhibit II.(7) to the Form CB and is incorporated herein by reference; and

- Offering Circular of the Company dated March 8, 2005, a copy of which was furnished as Exhibit II.(8) to the Form CB and is incorporated herein by reference; and

- Prospectus of the Company dated June 3, 2005, a copy of which was furnished as Exhibit II.(9) to the Form CB and is incorporated herein by reference.

PART III
CONSENT TO SERVICE OF PROCESS

On August 15, 2005, the Company filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABERDEEN ASSET MANAGEMENT PLC

By ______________________
Name: W. J. Rattray
Title: Director

Date: August 31 , 2005

EXHIBIT INDEX

Exhibit	Description
I.(1)*	Prospectus of the Company dated August 12, 2005.
I.(2)*	Circular of the Company dated August 12, 2005.
I.(3)	Provisional Allotment Letter of the Company dated August 31, 2005.
II.(1)*	Press Release of the Company dated August 12, 2005.
II.(2)*	Annual Report and Accounts 2002 of the Company.
II.(3)*	Annual Report and Accounts 2003 of the Company.
II.(4)*	Interim Report and Accounts 2004 of the Company.
II.(5)*	Annual Report and Accounts 2004 of the Company.
II.(6)*	Interim Report and Accounts 2005 of the Company.
II.(7)*	Listing Particulars of the Company dated October 3, 2003.
II.(8)*	Offering Circular of the Company dated March 8, 2005.
II.(9)*	Prospectus of the Company dated June 3, 2005.

* Previously furnished to the Commission as an exhibit to the Form CB of the Company dated August 15, 2005 and incorporated herein by reference.

Received the amount payable on acceptance For Lloyds TSB Registrars	1046 – 1827

Daytime telephone number for use in the event of a query (please include dialling code)

Box 1 Registered holding of Ordinary Shares in certificated form at close of business on 26 August 2005	Box 2 Number of New Ordinary Shares provisionally allotted to you	Box 3 Amount payable on acceptance of all the New Ordinary Shares provisionally allotted to you at 63 pence per New Ordinary Share on or before 11.00 a.m. on 23 September 2005

IMPORTANT – THIS DOCUMENT IS OF VALUE, IS NEGOTIABLE AND REQUIRES YOUR IMMEDIATE ATTENTION. The offer contained herein expires at 11.00 a.m. (London Time) on 23 September 2005. This entire document must be presented when payment is made. Holders of Ordinary Shares ("Ordinary Shares") in Aberdeen Asset Management PLC ("the Company") should read this Provisional Allotment Letter ("PAL") in conjunction with the Prospectus (the "Prospectus") relating to the Company dated 12 August 2005 and prepared in accordance with the Listing Rules and the Prospectus Rules made under Section 73A of the Financial Services and Markets Act 2000 ("Financial Services and Markets Act"). A copy of the Prospectus has been filed with the FSA in accordance with rule 3.2 of the Prospectus Rules. Save where the context requires otherwise, words and expressions defined in the Prospectus shall have the same meaning in this PAL. Copies of the Prospectus can be obtained, subject to the Terms of the Prospectus, from, or inspected at, the offices of Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC42 0AX and the Registered Office of the Company at 10 Queen's Terrace, Aberdeen, AB10 1YG, in each case during normal business hours on any weekday (Saturdays, Sundays and Public Holidays excepted) until 11.00 a.m. on 23 September 2005.

All enquiries relating to this PAL should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone 0870 600 0673 (from inside the UK) or +44 1903 702 767 (from outside the UK)).

ABERDEEN ASSET MANAGEMENT PLC

(Incorporated in Scotland under the Companies Act 1985 with registered number SC82015)



Aberdeen

Rights Issue of 362,929,495 New Ordinary Shares at 63 pence per share payable in full on acceptance no later than 11.00 a.m. (London time) on 23 September 2005

Provisional Allotment Letter

Delivery/enquiry addresses and Helpline number

Deliver by post/by hand (during normal business hours only) to:
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA
or by hand (during normal business hours only) to:

Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX
Shareholder Helpline:
0870 600 0673 (from the UK)
+44 1903 702 767 (from outside the UK)

Schedule of key times and dates

Latest time and date for:	
Depositing Nil Paid or Fully Paid Rights into CREST	3.00 p.m. on 20 September 2005
Splitting Nil Paid or Fully Paid Rights	3.00 p.m. on 21 September 2005
Acceptance and payment in full and registration of renunciation	11.00 a.m. on 23 September 2005
CREST stock accounts credited for New Ordinary Shares in uncertificated form	8.00 a.m. on 26 September 2005
Share certificates for New Ordinary Shares in certificated form expected to be despatched	3 October 2005

Application has been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and application has been made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on its Main Market (together referred to as "Admission"). It is expected that Admission will become effective on 1 September 2005 and that dealings in rights for the New Ordinary Shares will commence, nil paid, at 8.00 a.m. on 1 September 2005. If Admission has not become effective by such time (or such later time and/or date as JPMorgan Cazenove agree with the Company) this document shall cease to be of any value and the provisional entitlement will lapse and any payments received will be returned without interest.

If you are in any doubt as to the action you should take you are recommended to seek your own professional advice immediately from your Stockbroker, Fund Manager or other appropriate financial adviser authorised under the Financial Services and Markets Act. If you have sold or otherwise transferred all of your holding of Existing Ordinary Shares before 1 September 2005 (other than ex-rights), please send this document with Form X completed and the accompanying documents at once to the purchaser or transferee or to the Stockbroker, or other agent through or by whom the sale or transfer was effected, to be forwarded to the purchaser or transferee. However, this document should not be forwarded or transmitted in or into, or to any resident, national, citizen or corporation, partnership or other entity created or organised under the laws of, Canada, Australia, Japan, New Zealand, South Africa or the Republic of Ireland or any country outside the United Kingdom where such distribution may lead to a breach of any legal or regulatory requirement.

To accept this provisional allotment in full, please return the whole of this PAL with a cheque or bankers' draft for the full amount payable to "Lloyds TSB Bank plc – Aberdeen Asset Management PLC" and crossed "A/c Payee Only" to either address stated above to arrive not later than 11.00 a.m. on 23 September 2005. The name of the first registered shareholder and their post code must be written on the reverse of the cheque. If you wish to have the New Ordinary Shares registered in your name you do not have to complete any of the details in the rest of this PAL. The fully paid PAL will be returned to you only if you want to deal in your Fully Paid Rights. If you elect to hold your New Ordinary Shares in certificated form, the next document you will receive will be a share certificate for your New Ordinary Shares.

THE DISTRIBUTION OF THIS DOCUMENT AND/OR THE TRANSFER OF NIL PAID RIGHTS OR FULLY PAID RIGHTS, THROUGH CREST OR OTHERWISE, IN JURISDICTIONS OTHER THAN THE UK, MAY BE RESTRICTED BY LAW AND THEREFORE PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY OF THOSE RESTRICTONS. ANY FAILURE TO COMPLY WITH ANY OF THOSE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE SECURITIES LAWS OF ANY SUCH JURISDICTION. SUBJECT TO CERTAIN EXCEPTIONS, NEITHER THIS PAL, THE NIL PAID RIGHTS, THE FULLY PAID RIGHTS, NOR THE NEW ORDINARY SHARES MAY BE OFFERED, SOLD, RESOLD, DELIVERED, TAKEN UP, TRANSFERRED OR RENOUNCED, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN, NEW ZEALAND, SOUTH AFRICA OR THE REPUBLIC OF IRELAND. THE ATTENTION OF SHAREHOLDERS WHO HAVE REGISTERED ADDRESSES IN, OR ARE RESIDENTS, CITIZENS OR NATIONALS OF COUNTRIES OTHER THAN THE UNITED KINGDOM IS DRAWN TO NOTE 7 ON PAGE 2 OF THIS DOCUMENT AND TO THE SECTION HEADED "OVERSEAS SHAREHOLDERS" IN PARAGRAPH 6 OF PART 1 OF THE PROSPECTUS.

Notice to US Investors: None of this PAL, the Nil Paid Rights, the Fully Paid Rights or the New Ordinary Shares have been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), or under the laws of any state of the United States or qualified for sale under the applicable securities laws of any of Canada, Australia, Japan, New Zealand, South Africa or the Republic of Ireland and subject to certain exceptions, may not be offered or sold, transferred, taken up or delivered directly or indirectly in or into Canada, Australia, Japan, the Republic of Ireland, South Africa or New Zealand. The New Ordinary Shares, Nil Paid Rights, Fully Paid Rights and PALs will be issued pursuant to an exemption from the registration requirements of the Securities Act provided by Rule 801 thereunder. Subject to certain exceptions, neither this document nor any copy of it may be sent to or taken into Canada, Australia, Japan, New Zealand, South Africa or the Republic of Ireland.

The Rights Issue is made for the securities of a UK company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in either the Prospectus or the Circular have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in the UK, and some or all of its officers and directors may reside outside of the US. You may not be able to sue a UK company or its officers or directors in a non-US court for violations of US securities laws. It may be difficult to compel a UK company and its affiliates to subject themselves to a US court's judgment. The rights granted in the Rights Issue may not be transferred by US holders except in accordance with the provisions of Regulation S (Rules 901 through 905) under the Securities Act. Shares acquired pursuant to the Rights Issue and described in this prospectus are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act to the same extent and proportion that the Ordinary Shares held by the Shareholder as of the Record Date for the Rights Issue were restricted securities.

Dear Shareholder,

1. PROVISIONAL ALLOTMENT

Subject to and in accordance with the terms and conditions of this PAL, the Prospectus and the Memorandum and Articles of Association of the Company, you have been provisionally allotted, but conditional upon (amongst other things) Admission occurring by no later than 8.30 a.m. on 1 September 2005 or such later time and/or date as the Company and JPMorgan Cazenove may agree, the number of New Ordinary Shares set out in Box 2 on page 1 of this document. New Ordinary Shares have been provisionally allotted to Qualifying Shareholders (other than certain Overseas Shareholders) on the basis of 3 New Ordinary Shares for every 2 Existing Ordinary Shares held by them at close of business on 26 August 2005. Fractions of New Ordinary Shares have not been allotted and entitlements have been rounded down to the nearest whole number of New Ordinary Shares. The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the Ordinary Shares now in issue including the right to receive in full all dividends and any other distributions hereafter declared, made or paid.

2. ACCEPTANCE AND PAYMENT

Persons wishing to accept the provisional allotment of all of the New Ordinary Shares to which they are entitled should lodge the whole of this PAL, together with a cheque or bankers draft for the full amount payable shown in Box 3 on page 1 of this document, by post or by hand (during normal business hours only) with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand (during normal business hours only), with Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX so as to arrive no later than 11.00 a.m. on 23 September 2005, being the latest time and date for acceptance and payment in full. A first class reply-paid envelope is enclosed for the purpose of lodging this PAL by post. If requested, by indicating in Box 4 on page 4 of this document, this PAL duly receipted will subsequently be returned to the first named registered holder (or to the person making the payment detailed in Box 5 on page 4). Return of the PAL with payment in full will constitute acceptance of the provisional allotment upon the terms and subject to the conditions in the Prospectus and this PAL and subject to the Memorandum and Articles of Association of the Company. Save as stated in the Prospectus, if this PAL accompanied by payment in full for the New Ordinary Shares provisionally allotted has not been received by 11.00 a.m. on 23 September 2005, whether from the original allottee or any other person in whose favour the rights have been renounced, this provisional allotment will be deemed to have been declined and will lapse. JPMorgan Cazenove, acting as agent for the Company, will endeavour to procure, by no later than 5.00 p.m. on 27 September 2005, subscribers for all (or as many as possible) of those New Ordinary Shares not taken up (or deemed not to be taken up). If and to the extent that subscribers cannot be procured, the relevant New Ordinary Shares will be subscribed for by JPMorgan Cazenove. It will be a term of any subscription that any net proceeds (after deducting the Issue Price and the expenses of procuring subscriptions) will be paid to the Company on trust for shareholders who have not taken up (or are deemed not to have taken up) their rights, pro rata to their lapsed provisional allotments, save that no payment will be made of individual amounts of less than £5.00, such amounts to be aggregated and paid to the Company for its own benefit. None of the Company, JPMorgan Cazenove, or any person responsible for procuring subscribers or seeking to procure such subscribers shall be responsible, or have any liability whatsoever, for any loss or damage (actual or alleged) arising from the terms or timing of any such subscriptions, or the procuring thereof, or any decision not to endeavour to procure subscribers or any failure to procure any subscribers. The Company reserves the right (but shall not be obliged) to accept (a) PALs and accompanying remittances for the full amount due which are received through the post not later than 11.00 a.m. on the next business day (the cover bearing a legible postmark dated not later than 11.00 a.m. on 23 September 2005); and (b) acceptances in respect of which a remittance is received prior to 11.00 a.m. on 23 September 2005 from an authorised person (as defined in the Financial Services and Markets Act) specifying the New Ordinary Shares concerned and undertaking to lodge the relevant PALs, duly completed, in due course. The Company also reserves the right (in its sole discretion) to treat a PAL as valid and binding on the person by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or not accompanied by a valid power of attorney where required. You may accept all or any of the New Ordinary Shares offered to you. If you wish to accept only part of your allotment, you should first apply for split PALs in accordance with the instructions on page 3. All payments made must be made by cheque or bankers' draft drawn in sterling only on a bank or building society in the UK, the Channel Islands or the Isle of Man which is either a settlement member of the Cheque & Credit Clearing Company Limited, or the CHAPS Clearing Company Limited, or a member of either of the Committees of the Scottish or Belfast Clearing Houses or which has arranged for its cheques and banker's drafts to be cleared through facilities provided by any of those companies or committees and must bear the appropriate sort code in the top right hand corner. All cheques sent through the post will be sent at the risk of the drawer. Payments should ideally be made by a cheque drawn on the applicants own account. In any other case (for example, if payment is made with a cheque drawn by a third party, a building society cheque or bankers' draft), applicants should: (a) write their name and address on the back of the building society cheque, bankers' draft or other third party cheque and, in the case of an individual, record their date of birth against their name; and (b) if a building society cheque or bankers' draft is used, ask the building society or bank to endorse on the cheque or bankers' draft the full name and account number of the person whose building society or bank account is being debited and add its stamp and authorised signature. Cheques and bankers' drafts for the full amount should be made payable to "Lloyds TSB Bank plc – Aberdeen Asset Management PLC" and crossed "A/C Payee only". The name of the first registered shareholder and their post code must be written on the reverse of the cheque. No interest will be allowed on payments made before they are due. Return of the PAL with the appropriate remittance will constitute a warranty that the remittance will be honoured on first presentation. The Company may elect not to treat as valid any acceptance in respect of which a remittance is notified to it or its agent as not having been so honoured and the provisional allotment may be deemed to have lapsed. Cheques and bankers' drafts will be presented for payment on receipt and the Company reserves the right to instruct Lloyds TSB Registrars to seek special clearance of cheques so as to allow the Company to obtain full value for all remittances at the earliest opportunity. The person(s) (the "applicant") who lodge(s) the PAL with a remittance, as described above, hereby warrants that the Money Laundering Regulations 2003 (as explained in paragraph 4 of Part 1 of the Prospectus) will not be breached by the acceptance of the remittance and warrants and undertakes to provide verification of identity satisfactory to Lloyds TSB Registrars if so requested. The applicant agrees and acknowledges that any failure to provide satisfactory evidence of identity may result in rejection of his application or delay in the despatch of a definitive share certificate in respect of the New Ordinary Shares.

3. RENUNCIATION, SPLITTING, REGISTRATION, CONSOLIDATION AND DEPOSIT OF RIGHTS INTO CREST

Further options for dealing with this PAL, which are to be regarded as part of this PAL, are set out overleaf and should be studied carefully.

4. DEFINITIVE SHARE CERTIFICATES AND CREDITS TO CREST STOCK ACCOUNTS

If you are the person(s) named on page 1 of this document and you wish to have all the New Ordinary Shares comprised within this PAL registered in your name(s), you need not complete any boxes on page 4 when returning this PAL. In the case of original allottees who accept their provisional allotment, definitive certificates in respect of New Ordinary Shares are expected to be despatched by 3 October 2005 to the registered holder (or, in the case of joint holders, the first-named holder) at his registered address. If between 31 August 2005 and 23 September 2005, this PAL, fully paid, is lodged with Lloyds TSB Registrars at either of the addresses shown on page 1, with the lodging agent's name and address inserted in Box 5 on page 4 of this document, the share certificate will be despatched to the lodging agent. Where this PAL has been renounced, a definitive share certificate will be sent to the person named in the Registration Application Form (Form Y on page 4), unless a lodging agent's stamp appears on page 4 of this document, in which case the certificate will be despatched to that agent. If the CREST Deposit Form (on page 4) has been completed, a share certificate will not be issued but the relevant CREST account will be credited. All certificates will be despatched through the post at the risk of the person entitled hereto. Where the CREST Deposit Form on page 4 of this document has been completed, New Ordinary Shares are expected to be credited to the relevant CREST account on 26 September 2005. After despatch of the share certificates or crediting of CREST accounts, this PAL will cease to be valid for any purpose whatsoever.

5. TRANSFERS

In respect of all transfers of New Ordinary Shares fully paid after 11.00 a.m. on 23 September 2005 and pending despatch of definitive share certificates representing New Ordinary Shares, instruments of transfer will be certificated by Lloyds TSB Registrars, against the surrender of fully paid PALs, or, where renunciation has been registered with Lloyds TSB Registrars, against PALs held by Lloyds TSB Registrars.

6 . STAMP DUTY AND STAMP DUTY RESERVED TAX ("SDRT")

Please refer to Part 9 of the Prospectus. If you are in any doubt as to your liability to Stamp Duty or SDRT, you should contact your professional adviser without delay.

7. OVERSEAS SHAREHOLDERS

The attention of Overseas Shareholders is drawn to paragraph 6 of Part 1 of the Prospectus entitled "Overseas Shareholders". Other than with the prior consent of the Company, no person receiving a copy of this PAL in Canada, Australia, Japan, New Zealand, South Africa, the Republic of Ireland, or any other jurisdiction in which it would be illegal to make or distribute an offer or invitation to acquire any New Ordinary Shares or any interest therein (each an "Excluded Territory" and together the "Excluded Territories") may treat the same as constituting an offer or invitation to him/her to subscribe for such shares or interest therein. None of the Nil Paid Rights, Fully Paid Rights, New Ordinary Shares or PALs have been or will be registered under the Securities Act, or under the securities laws of any state of the United States or under any applicable laws of any of the Excluded Territories, and none of them may be offered, sold, resold, delivered, taken up, transferred or renounced, directly or indirectly, in or into the United States except pursuant to an applicable exemption under the Securities Act and applicable state securities laws. Subject as provided in the Prospectus, the offer by way of rights is not being made in any Excluded Territory. PALs will not be sent to and will not be accepted from any Shareholder with a registered address in any Excluded Territory or from any person acting on a non-discretionary basis for the account or benefit of a person located within any Excluded Territory at the time the undertaking to accept was given. PALs or renunciations thereof sent from or post-marked in any Excluded Territory will be deemed to be invalid. No definitive share certificates for New Ordinary Shares will be sent to an address in a Excluded Territory and Nil Paid Rights and Fully Paid Rights will not be credited to a stock account in CREST of a Shareholder with a registered address in an Excluded Territory and must not be transferred to any such Shareholder. Overseas Shareholders (and their custodians, nominees and trustees) should consult their professional advisers before deciding whether to take up their rights. It is the responsibility of all such persons (including, without limitation, such custodians, nominees and trustees) to observe the laws of any relevant territory, including obtaining any requisite governmental or other consents, and to observe any other formalities and to pay any issue, transfer or other taxes necessary to enable them to take up their rights. By accepting and/or renouncing this PAL or by requesting registration of the New Ordinary Shares comprised herein, you will be deemed to represent and warrant to the Company that, except where proof has been provided to the Company that you are satisfied that your use of this PAL will not result in the contravention of any applicable legal requirement in any jurisdiction: (a) you are not located in and do not have a registered address in an Excluded Territory and are not acting on a non-discretionary basis for the account or benefit of a person within an Excluded Territory; (b) you are not in any territory in which it is unlawful to make or accept an offer to subscribe for New Ordinary Shares or to use this PAL in any manner in which you have used or will use it; (c) you are not acquiring rights to New Ordinary Shares or New Ordinary Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such rights to New Ordinary Shares or New Ordinary Shares into an Excluded Territory; and (d) you have not received or sent copies of this PAL or any related offering document in, into or from any Excluded Territory and have not otherwise utilised in connection with the Rights Issue, directly or indirectly, the mail or any means (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign communication of any Excluded Territory. The Company may, with the agreement of JPMorgan Cazenove treat as invalid any acceptance or purported acceptance of the allotment of New Ordinary Shares comprised in a PAL, or renunciation or purported renunciation of a PAL if it (a) appears to the Company to have been executed in or despatched from an Excluded Territory or by someone acting on a non-discretionary basis for the account or benefit of a person within an Excluded Territory or otherwise in a manner which may involve a breach of the laws of any jurisdiction, or if it believes the same may violate any applicable legal or regulatory requirements; (b) provides an address in an Excluded Territory for delivery of definitive certificates for New Ordinary Shares (or any other jurisdiction outside the UK in which it would be unlawful to deliver such certificates); or (c) does not make the warranty in this paragraph.

By order of the Board
Registered office:
10 Queen's Terrace, Aberdeen, AB10 1YG
Company Secretary
31 August 2005

RENUNCIATION, SPLITTING AND REGISTRATION

1. RENUNCIATION

This PAL may, unless prohibited by the laws of certain overseas jurisdictions, be renounced by an original allottee in whole, but not in part only, in favour of one person (or several persons as joint holders) by completing and signing Form X on page 4 of this document and delivering the entire PAL (unless prohibited by the laws of certain overseas jurisdictions) to the person(s), through or to whom you are disposing of all your New Ordinary Shares. If this PAL has been renounced before the payment due on or before 11.00 a.m. on 23 September 2005 has been made, you must lodge the entire PAL accompanied by the remittance due together with either Form Y or the CREST Deposit Form on page 4 (as appropriate) duly delivered by post or by hand (during normal business hours only) with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand (during normal business hours only), with Lloyds TSB Registrars 3rd Floor, Princess House, 1 Suffolk Lane, London, EC4R 0AX by no later than 11.00 a.m. on 23 September 2005. You must also complete the return of PAL Box, Box 4, on page 4. Renunciation will not be accepted after 11.00 a.m. on 23 September 2005.

Notes for completion of Form X

All joint allottees must sign. Any forms completed under a power of attorney must be accompanied by a certified copy of the Power of Attorney. A company should execute under its common seal (where available) which should be affixed in accordance with its articles of association or other regulations. Alternatively, a company to which sections 36A or 36B of the Companies Act 1985 applies may execute this PAL by a director and the company secretary or by two directors of the company signing the PAL and bearing the name of the company above their signatures. Each of the officers signing the PAL should state the office which he or she holds. Before signing, please read paragraph 7 on page 2 of this document relating to Overseas Shareholders. If all the New Ordinary Shares are to be registered in the name of the person(s) on page 1 of the document, Form X should not be completed. In the case of split PALs, Form X will be endorsed Original Duly Renounced.

2. SPLITTING AND TRANSFER

This PAL cannot be renounced in part only but if you wish to have only some of the New Ordinary Shares comprised in this PAL registered in your name(s) and to transfer the remainder, or you wish to transfer all of the New Ordinary Shares but not all to the same person, this PAL must be split. To split this PAL, it must be lodged by post or by hand (during normal business hours only) with Lloyds TSB Registrars, 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX by, no later than 3.00 p.m. on 21 September 2005 with Form X on page 4 of this document duly completed and signed, to be cancelled and exchanged for the split PALs required. The number of split PALs required and the number of New Ordinary Shares to be comprised in each split PAL must be stated in an accompanying letter. The aggregate number of New Ordinary Shares comprised in the split PALs must equal the number of New Ordinary Shares in Box 2 on page 1 of this document. Form X on the split PALs will be marked "Original Duly Renounced" before issue. On receipt of the split PALs you should keep the one representing any New Ordinary Shares which you wish to retain (if any) and send the other(s) to the person(s) to or through whom you are disposing of the remainder of the New Ordinary Shares provisionally allotted to you.

3. REGISTRATION UNDER RENOUNCED OR SPLIT PALS

If this PAL has been renounced or is a split PAL and your name(s) does not/do not appear as the original allottee(s) on page 1, to apply for registration, Form Y or the CREST Deposit Form on page 4 (as appropriate) must be completed and this PAL must be lodged by no later than 11.00 a.m. on 23 September 2005, by post or by hand (during normal business hours only) with Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand (during normal business hours only) with Lloyds TSB Registrars 3rd Floor, Princess House, 1 Suffolk Lane, London EC4R 0AX and provided payment has been made by 11.00 a.m. on 23 September 2005, registration will be effected by Lloyds TSB Registrars. After 11.00 a.m. on 23 September 2005, renunciations will not be accepted for registration and the New Ordinary Shares comprised in this PAL will be transferable only by transfer in the usual or common form (or in such other form as the directors of the Company may approve), such transfer attracting stamp duty.

4. CONSOLIDATION

The New Ordinary Shares comprised in two or more PALs (duly renounced where applicable) may be registered in the name of one holder (or joint holders). To consolidate rights attached to two or more PALs, complete on one PAL Form Y on page 4 (the "Principal Letter") and either attach a Consolidation Listing Form (available by contacting the helpline on 0870 600 0673 (from the UK) or +44 1903 702 767 (from outside the UK)) or attach a letter detailing each PAL Allotment Number (as shown on page 1 of each PAL), the number of New Ordinary Shares represented by each PAL, the total number of PALs to be consolidated and the total number of New Ordinary Shares represented by all the PALs to be consolidated. All the PALs to be consolidated must be lodged in one batch together. Each PAL so lodged (including the Principal Letter) must bear the Allotment Number of the Principal Letter in the box provided in Form Y on page 4.

5. DEPOSIT OF NIL PAID RIGHTS OR FULLY PAID RIGHTS INTO CREST

(i) The Nil Paid Rights or Fully Paid Rights (as appropriate) represented by this PAL may be converted into uncertificated form, that is, deposited into CREST (whether following renunciation of those rights or otherwise). Subject as provided in paragraph (ii) below, normal CREST procedures (including timings) apply in relation to any such conversion. You are recommended to refer to the CREST manual for details on such procedures. If you are a CREST personal member, you should contact your CREST sponsor.

(ii) The procedure for depositing the Nil Paid Rights or Fully Paid Rights (as appropriate) represented by this PAL into CREST depends on whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address(es) appear(s) on page 1 of this PAL or in the name(s) of the person(s) to whom this PAL has been renounced. To deposit rights that are not to be renounced, only the CREST Deposit Form (on page 4) will need to be completed and to deposit rights that have been renounced, Form X and the CREST Deposit Form (both on page 4 of this document) will need to be completed. In each case, this PAL once completed must be deposited by you or your CREST sponsor (as appropriate) with the CREST Courier and Sorting Service ("CCSS"). In addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS and (b) only the whole of the Nil Paid Rights or Fully Paid Rights represented by this PAL may be deposited into CREST. If you wish to deposit only some of the Nil Paid Rights or Fully Paid Rights (as appropriate) represented by this PAL into CREST, you must first apply for split PALs in accordance with the instructions in note 2 on this page bearing in mind the latest time and date for depositing the Nil Paid Rights or Fully Paid Rights represented by this PAL into CREST. If the rights represented by more than one PAL are to be deposited, the CREST deposit form on each PAL must be completed. The Consolidation Listing Form must not be used. If you are a Crest sponsored member, you should contact your CREST sponsor.

(iii) A holder of Nil Paid Rights or Fully Paid Rights (as appropriate) represented by this PAL who is proposing to convert such rights into uncertificated form (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person who is to hold or acquire rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 23 September 2005. In particular, having regard to normal processing times in CREST and on the part of the Registrar, the latest time for depositing a PAL with the CCSS following a renunciation of this PAL (in order to enable the person acquiring the Nil Paid Rights or the Fully Paid Rights in CREST, as a result of the conversion, to take all necessary steps in connection with taking up the entitlement prior to 11.00 a.m. on 23 September 2005) is 3.00 p.m. on 20 September 2005. If you are a CREST personal member, you should contact your CREST sponsor.

(iv) Nil Paid Rights and Fully Paid Rights will not be credited to a stock account of a Shareholder with a registered address in an Excluded Territory and must not be transferred to any such Shareholder.

Note: Surrender of this PAL with (a) Form X purporting to have been signed by the same person(s) in whose name(s) it was issued or, in the case of a split PAL, marked "Original Duly Renounced", and (b) where applicable, Form Y or the CREST Deposit Form duly completed, shall be conclusive evidence in favour of the Company and Lloyds TSB Registrars of: (i) the right of the person(s) named in Form Y or the CREST Deposit Form of this PAL to be registered as the holder(s) of the New Ordinary Shares comprised in this PAL; (ii) the title of the person(s) lodging this PAL to deal with the same and to receive split PALs and/or a share certificate or a deposit to their CREST member's account (as appropriate); and (iii) the authority of the person(s) completing Form Y or the CREST Deposit Form. All documents will be despatched by post at the risk of the person(s) entitled to them.

For the avoidance of doubt, each PAL deposited with the CCSS is not considered to be a bearer document unless bad-delivered and liability is limited to standard stock deposit replacement costs in accordance with CRESTCo's standard terms and conditions.

IF YOU DO NOT ACCEPT YOUR RIGHTS IN ACCORDANCE WITH NOTE 2 ON PAGE 2 OF THIS DOCUMENT AND YOU DO NOT WISH TO RENOUNCE YOUR RIGHTS AS SET OUT IN NOTE 1 ON THIS PAGE 3, YOUR RIGHTS WILL LAPSE AND SUCH SHARES MAY BE OFFERED FOR SUBSCRIPTION TO OTHER PERSONS IN ACCORDANCE WITH THE ARRANGEMENTS SET OUT IN NOTE 2 ON PAGE 2.

FORM X FORM OF RENUNCIATION (PLEASE COMPLETE THIS FORM IN BLACK INK ONLY)

PLEASE REFER TO THE NOTES ON PAGE 3 BEFORE COMPLETING THIS FORM. To be completed if the original allottee(s) desire(s) to renounce the New Ordinary Shares comprised herein by no later than 11.00 a.m. on 23 September 2005 or to obtain split PALs by no later than 3.00 p.m. on 21 September 2005.

To the Directors of Aberdeen Asset Management PLC. I/We hereby renounce my/our right to the New Ordinary Shares comprised in this PAL for the purposes of splitting or in favour of the person(s) named in either the Registration Application Form (Form Y) or the CREST Deposit Form below.

Signature(s) of registered shareholder(s) named on page 1

Date DD / MMM / YYYY

1

2

3

4

If you wish to split this PAL, do not complete Form Y but attach a separate schedule stating the denominations of the split PALs required. Forms of Renunciation on split PALs will be marked "Original Duly Renounced".

INSTRUCTIONS: IN THE EVENT OF RENUNCIATION, EITHER FORM Y OR THE CREST DEPOSIT FORM MUST BE COMPLETED BY OR ON BEHALF OF THE PERSON(S) IN WHOSE NAME(S) THE NEW ORDINARY SHARES ARE TO BE REGISTERED.

Return of PAL: If you wish to accept your rights and then require the fully paid PAL to be returned to you, place a cross in Box 4 in black ink. You will need to have the fully paid PAL returned to you only if you want to deal in your Fully Paid Rights. Otherwise, if you elect to hold your New Ordinary Shares in certificated form, the next document you will receive will be a share certificate for your New Ordinary Shares.

Box 4 X

PLEASE ADD SEAL HERE (IF APPLICABLE)

If you are affixing a company seal, please place a cross in this box using black ink X

FORM Y REGISTRATION APPLICATION FORM - FOR CONSOLIDATION PLEASE REFER TO NOTE 4 ON PAGE 3

BEFORE COMPLETING THIS FORM, PLEASE REFER TO THE NOTES ON PAGE 3. In the event of renunciation, Form Y must be completed by or on behalf of the person(s) in whose name(s) the New Ordinary Shares are to be registered unless such person(s) is/are (a) CREST member(s) and wish(es) to hold the New Ordinary Shares in CREST, in which case the CREST Deposit Form below must be completed. FORM Y SHOULD NOT BE COMPLETED IN THE NAME(S) OF THE ORIGINAL ALLOTTEE(S).

	First name(s) in full	Last name(s)
1		
2		
3		
4		

Full postal address of first-named applicant or full registration details of corporate body.

Post Code

If you are advising a permanent change of address place a cross in Box 5A in black ink and add your details opposite. **Box 5** **Box 5A** X

If the PAL is to be sent to an alternative address to that shown in the address box on page 1 place a cross in Box 5B in black ink and add your details opposite. **Box 5B** X

Agents Name (if applicable)

House Number

Post Code

Address Details

CREST DEPOSIT FORM

BEFORE COMPLETING THIS FORM, PLEASE REFER TO PARAGRAPHS 4 AND 5 ON PAGE 3 OF THIS PAL AND TO THE NOTES BELOW. This form should only be completed by either (1) the original allottee(s) (where the original allottee is a CREST member) if he/she wishes to convert the Nil Paid Rights or Fully Paid Rights (as appropriate) represented by this PAL into uncertificated form (that is deposit them into CREST); or (2) a person(s) to whom this PAL has been renounced and who (being a CREST member) wish(es) to hold the Nil Paid Rights or Fully Paid Rights (as appropriate) represented by this PAL in uncertificated form. Form X above must therefore also have been completed. Do not complete Form Y if you are completing the CREST Deposit Form.

To the Directors of the Company: I/We (being the person(s) lodging this form) request you enter on the relevant register of securities that the Nil Paid Rights or Fully Paid Rights (as appropriate) represented by this PAL are held in uncertificated form by the CREST member specified above to whom such rights have been renounced or as a result of conversion of Nil Paid Rights or Fully Paid Rights (as appropriate) from certificated form into uncertificated from.

Full name(s) of the person(s) who wish(es) to convert Nil Paid Rights or Fully Paid Rights (as appropriate) into uncertificated form or to whom the Nil Paid Rights or Fully Paid Rights have been renounced. Such person(s) must be a CREST member(s). Note (c)

SDRN Bar Code or Reference Note (b)

Stamp of depositing CREST participant. Note (e)

Counter Location Stamp. Note (a)

Crest participant ID. Note (d)

Member Account ID. Note (d)

Notes for completion of this CREST deposit form

(a) The Counter Location Stamp identifies the CCSS Counter where this PAL has been processed and is applied by the Counter.
(b) The Stock Deposit reference Number (SDRN) should be written or barcoded in this space.
(c) No address is required as the CREST member will be identifiable by its participant ID.
(d) Insert the participant ID of the CREST member to whom this PAL has been renounced and the member account ID under which the Nil Paid Rights or Fully Paid Rights will be held in CREST.
(e) This should contain the Broker ID of the depositing CREST participant.

By delivering this PAL to CRESTCo, the depositing CREST participant authorises CRESTCo to deliver this PAL to the Company and agrees to be deemed for all purposes to be the person(s) actually so delivering this PAL. CRESTCo is delivering this PAL at the direction and on behalf of the depositing CREST participant whose stamp appears herein and/or original allottee(s), and CRESTCo does not in any manner or to any extent warrant or represent the validity, genuineness or correctness of the instructions contained herein or the genuineness of the signature(s) of the transferor(s) or original allottee(s).